SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 18, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
CORPORATE TAXPAYERS’ REGISTRY 76.535.764/0001 -43
BOARD OF TRADE 53 3 0000622 - 9
PUBLICLY HELD COMPANY

Minutes of the Ordinary and Extraordinary General Shareholders’ Meeting,
Held on March 18, 2008 at 12:00 p.m.

(Minutes drawn up in summarized form, pursuant to § 1st of article 130 of Law 6,404/76)

Date, time and place:

On March 18, 2008, at 12:00 p.m., at the headquarters of Brasil Telecom S.A. (“Company”) in the city of Brasilia - DF, at SIA SUL, ASP, Lote D, Bloco B.

Summons:

Summons notice published pursuant to article 124 of Law 6,404/76 in the following newspapers: “Jornal de Brasília”, “Valor Econômico” and “Diário Oficial da União” (Federal Gazette), in the editions of January 31 2008, February 1 and 6, 2008, respectively. Pursuant to article 131, sole paragraph, of Law 6,404, of December 15, 1976, the Ordinary and the Extraordinary General Shareholders’ Meeting were held cumulatively.

Presence:

Shareholders representing more than 99% of Company’s voting capital were present, pursuant to registrations and signatures existent in the Book of Registration of Present Shareholders. Messrs. Fábio Oliveira Moser, Company’s Officer, Darwin Corrêa, Legal Director, Mr. Fernando Pereira Tostes, Fiscal Council’s representative, and the Independent Auditor, Deloitte Touche Tohmatsu Auditores Independentes’ representatives, Mr. Marco A. Brandão Simurro were also present.

Meeting’s Board:

Once the legal quorum was confirmed, and under the terms of article 17 of the Company’s Bylaws, the meeting was established and Messrs. Darwin Corrêa and Filipe Laudo de Camargo were elected to preside over the meeting and act as secretary, respectively.

Day’s Agenda:

Ordinary General Shareholders’ Meeting
1. Take the Managers Accounts, examine, discuss and vote the Financial Statements and the Management Report, related to the fiscal year ended on December 31, 2007;

2. Make a resolution regarding the destination for the net income of the fiscal year and the distribution of dividends;

3. Elect the effective and alternate members of the Fiscal Council, setting the individual remuneration of its members;

4. Elect the effective and alternate members of the Board of Directors; and

5. Make a resolution regarding the election of the Board of Directors’ chairman and vice-chairman.

Extraordinary General Shareholders’ Meeting

1. Set the global amount for the compensation of the Company’s Management;

Resolutions:

As per the President’s proposal, the shareholders attending the meeting resolved, by unanimity, that the minutes in connection with this Extraordinary Shareholders’ General Meeting be drafted in summarized form, as well that they be published without the signatures of the shareholders that were present thereat, pursuant to article 130 of Law 6,404/76.

Also by unanimity, the reading of the matters included in the day’s agenda was exempted.

Subsequently, the President registered the receipt of the following documents: Minutes of Zain Participações S.A.’s Extraordinary Shareholders’ General Meeting, Minutes of Invitel S.A.’s Shareholders Prior Meeting, Minutes of Brasil Telecom Participações S.A.’s Shareholders Prior Meeting, all of which held on 03/17/2008, which are filed at the Company’s headquarters (Docs. 01 to 05), which contain vote instructions to be followed in this conclave by the shareholders bound thereto, pursuant to article 118 of Law 6,404/76.

Ordinary Shareholders’ General Meeting:

With respect to item 1 of the day’s agenda of the Ordinary Shareholders’ General Meeting, taking into consideration the Senior Management’s proposal, the opinion of the Board of Directors, the report of the Fiscal Council and the opinion of the independent auditor, shareholder Brasil Telecom Participações S.A. (“BTP”)’s proposal was approved, by unanimity, in the sense of approving the Financial Statements, the Management Report and the Senior Management’s accounts of the Company.

After discussing item 2 of the day’s agenda, the Senior Management’s proposal for Destination of Net Earnings and the Dividends Distribution, in connection with the fiscal year ended on December 31st, 2007, was approved by unanimity (Doc. 04). The proposal for payment of dividends on April 16, 2008, was approved.

With respect to item 3 of the day’s agenda, the shareholder BTP appointed and elected as effective members of the Fiscal Council, with mandate until the Ordinary Shareholders’ General Meeting to be held in 2009, the following persons: Messrs. José Arthur Escodro, Brazilian, married, accountant, holder of the identity card CRC/SP 1SP095428/0-2, enrolled with the Federal Revenue Service under CPF/MF 712,687,408-10, with address in the city and state of São Paulo at Rua Pedro de Toledo, nº 980, 12º andar, Conjunto 123; Carlos Alberto Caser, Brazilian, single, lawyer, holder of identity card 472,625 SSP/ES and enrolled with the Federal Revenue Service under CPF/MF 620,985,947-04, with address in the city of Brasilia – Distrito Federal, at SCN Q2 Bloco A, 12º e 13º andares, Edificio Corporate Financial Center; Roberto Henrique Gremler, Brazilian, single, economist, holder of identity card SSP/SP 8,270,220-2, enrolled with the Federal Revenue Service under CPF/MF 068,729,258-17, with address in the city of Rio de Janeiro, state of Rio de Janeiro, at Rua Alm. Saddock de Sá, nº 22, cobertura, and as their respective alternates; Messrs. Hiram Bandeira Pagano Filho, Brazilian, single, lawyer, holder of identity card OAB/RJ 121,648 , enrolled with the Federal Revenue Service under CPF/MF 085,074,717-14, with office in the city and state of Rio de Janeiro at Avenida Presidente Wilson nº 231, conjuntos 403 e 404; Jálisson Lage Maciel, Brazilian, single, economist, holder of identity card RG nº 2.113.901 SSP/ES and enrolled with the Federal Revenue Service under CPF/MF 938.384.096 -04, with office in city Brasília, Distrito Federal, at SCN Quadra 2, Bloco A, 12º e 13° andares, and Bruno Oliva Girardi, Brazilian, married, economist, holder of identity card DIC/RJ 090,507,187, enrolled with the Federal Revenue Service under CPF/MF 086,071,937-59, with address in the city and state of Rio de Janeiro, at Rua Prudente de Moraes, nº 762 apto 102.

Mr. President granted the holders of preferred shares with no voting rights with the right to elect, through a separate voting, an effective member and the respective alternate member, pursuant to article 161, §4°, item “a”, of Law 6,404/76, the shareholder BTP and the other shareholders present at the meeting and holders of common shares having abstained from voting this matter. Pursuant to the aforementioned legal provision, the following holders of preferred shares with no voting rights, POLO FIA, POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO, VINSON FUND and EVOLUTION FIA met and elected, by unanimity, as effective member,. Mr. Manuel Moreira Giesteira, Brazilian, lawyer, enrolled with the Federal Revenue Service under CPF/MF 020,520,758-87, holder of identity card OAB/SP 19,435, wih address in city and state of São Paulo, at Avenida Paulista 688, Conjunto 158 and as the respective alternate member, Mr. Ruy Flaks Schneider, Brazilian, engineer , enrolled with the Federal Revenue Service under CPF/MF 010,325,267-34, holder of identity card 183393 - IMM, with address in the city and state of Rio de Janeiro at Av. Almirante Barroso, 63, Sala 2614. The shareholders holders of preferred shares acknowledge that the election of the member of the Fiscal Council and of his respective alternate member was made without the participation of the controlling shareholder, either directly or indirectly. The minority shareholders holders of common shares did not elect their representative for the Fiscal Council. Mr. President registered the receipt of the résumé of the members hereby elected and of other pertinent documents. The proposal of fixing the monthly individual remuneration of the members of the Fiscal Council at R$8,500.00 (eight thousand and five hundred reais) was approved unanimously.

Regarding respect to item 4 of the day’s agenda, the shareholder BTP indicated and elected the following effective and alternate members of the Board of Directors: Messrs. (a) Sergio Spinelli Silva Jr., Brazilian, married, lawyer, holder of identity card OAB/SP 111,237, enrolled with the Federal Revenue Service under CPF/MF 111,888,088-93, domiciled in the city of São Paulo, state of São Paulo, at Alameda Joaquim Eugênio de Lima nº 447, as effective member; (b) Alberto Ribeiro Guth, Brazilian, divorced, engineer, holder of identity card IFP/RJ nº 4.047.152 and enrolled with the Federal Revenue Service under CPF/MF759,014,807-59, with office in the city of Rio de Janeiro, state of Rio de Janeiro, at Rua Lauro Muller, 116, sala 4102, Botafogo, as his alternate; (c) Pedro Paulo Elejalde de Campos, Brazilian, married, engineer and business administrator, holder of identity card SSP/RS 3,006,244,549 and enrolled with the Federal Revenue Service under CPF/MF 264,776,450-68, with office in the city and state of São Paulo, at Av. Brigadeiro Faria Lima, nº 2055, 15º andar; as effective member; (d) Kevin Michael Altit Brazilian, married, lawyer, holder of identity card OAB/RJ 62,437 and enrolled with the Federal Revenue Service under CPF/MF 842,326,847-00, with office in the city and state of Rio de Janeiro at Av. Presidente Wilson, nº 231, conjuntos 403 e 404 as his alternate; (e) Elémer André Surányi, Brazilian, married, economist, holder of identity card SSP/SP 11,621,844, enrolled with the Federal Revenue Service under CPF/MF 114,870,148-64, with office in city and state of São Paulo at Alameda Joaquim Eugênio de Lima

nº 447, as effective member, (f) Renato Carvalho do Nascimento, Brazilian, married, engineer, holder of the identity card SSP/MG 4,013,603 and enrolled with the Federal Revenue Service under CPF/MF 633,578,366-53, with office in city and state of São Paulo at Av. Brigadeiro Faria Lima, nº 2055 15º andar, as his alternate, (g) Ricardo Ferraz Torres, Brazilian, single, banker and economist, holder of identity card 05423500-7 IFP/RJ and enrolled with the Federal Revenue Service under CPF/MF 000,699,217-09, with office in the city and state of Rio de Janeiro at Rua Praia de Botafogo, nº 501, 4º andar, as effective member; (h) Teresa Pinto Coelho Gomes, Brazilian, married, banker and economist, holder of identity card nº 37247731 IFP/RJ and enrolled with the Federal Revenue Service under CPF/MF665.881.897 -53, domiciled in the city and state of Rio de Janeiro, at Praia de Botafogo, nº 501, 4º andar, as his alternate; (i) Carlos Alberto Rosa, Brazilian, married, engineer, holder of the identity card nº 13.914.224 SSP/SP and enrolled with the Federal Revenue Service under CPF/MF 087.833.278 -27, with office in city of Brasília, Distrito Federal, at SCN Quadra 2, Bloco A, 12º e 13° andares, Edifício Corporate Financial Center, as effective member; (j) Marcos Rocha de Araújo, Brazilian, married, economist, holder of identity card SSP/DF 981.836 and enrolled with the Federal Revenue Service under CPF/MF 381.665.501 -72, with office in city Brasília, Distrito Federal, at SCN Quadra 2, Bloco A, 12º e 13° andares, Edifício Corporate Financial Center, as his alternate (l) Henrique Jager, Brazilian, economist, holder of identity card 17.295 of CRE, and enrolled with the Federal Revenue Service under CPF/MF 831.180.477 -04, with address in the city and state of Rio de Janeiro, at Av. Rio Branco, 133 – 21º andar, as effective member; and (m) Gustavo Pinheiro Gonçalves, Brazilian, single, business administrator and accountant, holder of identity card 11.404.108 -0 IFP/RJ and enrolled with the Federal Revenue Service under CPF/MF 089.227.377 -19, domiciled in the city and state of Rio de Janeiro, at Rua Monte Alegre, 320/302, as his alternate.

Mr. President granted the holders of preferred shares with no voting rights and minority shareholders with the right to elect, through a separate voting, an effective member and the respective alternate member of the Company´s Board of Directors, pursuant to § 4, clause II, of article 141 of law 6,404/76. The Company’s controlling shareholders abstained from voting on this item. As laid down by law, holders of preferred shares with no voting rights, met and elected, by majority, Mr. Antonio Carlos dos Santos Brazilian, business administrator, holder of identity card SSP/DF nº 638312, with address in city Brasília – Distrito Federal, at SQS 112, Bloco C apto. 600, as effective member of the Board of Directors, and Mr. João Carlos de Almeida Gaspar, Brazilian, investment analyst, holder of identity card DDP/DF nº 7648001X, with address in the city and state of São Paulo, at Rua Joaquim Floriano, 100, Conjunto 191, as his alternate member. Shareholders listed in the attachment relating to the present item of the agenda (DOC 4) voted for it.
The elected Board members will take office after signing the respective Term of Consent. The President also recorded the receipt of the resumes and other relevant documents from the elected members.

Subsequently, the shareholders attending the meeting deliberated, by unanimity of votes, with respect to item 5 of the day’s agenda, regarding the election of Messrs. Sergio Spinelli Silva Jr. and Pedro Paulo Elejalde de Campos, for the positions of Chairman and Vice-Chairman, respectively, of the Company’s Board of Directors.

Extraordinary Shareholders’ General Meeting:

With respect to item 1 of the day’s agenda, the shareholders present resolved to approve, pursuant to article 152 of Law 6,404/76, the net global remuneration of the Managers in the amount of R$ 42,800,000.00 (forty two million and eight hundred thousand reais), subject to the following criteria: i) the total amount includes benefits, allowances (“ajudas de custo"), severance payments, payments towards strategic remuneration management, and annual bonus; ii) the total amount does not include social charges and the Stock Option Plan.

Notice to Shareholders:

The Company informed that the publications provided for in Law 6,404/76 will be made in the following newspapers: “Jornal de Brasília”, “Valor Econômico” and “Diário Oficial da União” (Federal Gazette).

Closing:

With nothing further to be discussed, the meeting was closed and these Minutes were drafted and, once read were approved by the shareholders who formed the quorum required for the approval of the resolutions made above.

Brasília, March 18, 2008.

Darwin Corrêa	Filipe Laudo de Camargo
President	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.